Taylor Capital Group, Inc.

9550 West Higgins Road

Rosemont, IL 60018

December 31, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Attention: Greg Dundas

Re:	Taylor Capital Group, Inc. Registration Statement on Form S-3
(File No. 333-156337)

Dear Mr. Dundas:

On December 19, 2008, Taylor Capital Group, Inc. (the “Company”) filed a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission. The Registration Statement relates to the potential resale from time to time by selling securityholders of some or all of the shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B; a warrant to purchase up to 1,426,647 shares of the Company’s common stock (the “Warrant”); and the shares of the Company’s common stock issuable from time to time upon exercise of the Warrant. The Company hereby amends the Registration Statement to include on the cover page the delaying amendment language set forth below:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

If you have any questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Jeffrey R. Patt, Esq. of Katten Muchin Rosenman LLP at 312-902-5200.

Thank you for your courtesy and cooperation.

Very truly yours,

TAYLOR CAPITAL GROUP, INC.

By:	/s/ Bruce W. Taylor
Name:	Bruce W. Taylor
Title:	Chairman and Chief Executive Officer

cc:	Jeffrey R. Patt
Michael J. Diver
David J. Kelly

APPROVED BY:

/s/ Bruce W. Taylor	Chairman and Chief Executive Officer
Bruce W. Taylor

/s/ Mark A. Hoppe*	President and Director
Mark A. Hoppe

/s/ Randall T. Conte*	Chief Financial Officer (Principal Financial and Accounting Officer)
Randall T. Conte

/s/ Harrison I. Steans*	Director
Harrison I. Steans

/s/ Ronald D. Emanuel*	Director
Ronald D. Emanuel

/s/ Michael H. Moskow*	Director
Michael H. Moskow

/s/ Shepherd G. Pryor IV*	Director
Shepherd G. Pryor IV

/s/ Jennifer W. Steans*	Director
Jennifer W. Steans

/s/ Richard W. Tinberg*	Director
Richard W. Tinberg

*By:	/s/ Bruce W. Taylor
Bruce W. Taylor
Attorney-in-fact